UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number: 001-35755

Delta Technology Holdings Limited

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

Tel: +86 511-8673-3102
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 1, 2016, Delta Technology Holdings Limited (the “Company”) received written notice from the Nasdaq Stock Market (“Nasdaq”) stating that the Company is no longer in compliance with the $1.00 minimum bid price requirement for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2). The notice has no immediate effect on the listing of the Company’s ordinary shares, par value $.00001 per share (the “Ordinary Shares”) and the Redeemable Ordinary Share Purchase Warrants (the “Warrants”), and the Ordinary Shares and Warrants will continue to trade on The Nasdaq Capital Market under the symbol “DELT” and “DELTW”, respectively, at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has a grace period of 180 calendar days, or until September 26, 2016 (“Compliance Period”), to regain compliance with the minimum bid price requirement. To regain compliance, the bid price of the Company’s common stock must meet or exceed $1.00 per share for at least ten consecutive business days during the Compliance Period.

If the Company does not regain compliance with the minimum bid price requirement by September 26, 2016, Nasdaq may provide written notification to the Company that its securities will be subject to delisting. At that time, the Company may have alternatives to obtain an extension and/or avoid delisting, including an appeal of Nasdaq’s delisting determination to the Nasdaq Listing Qualifications Panel.

The Company intends to monitor the bid price of its Ordinary Shares between now and September 26, 2016 and will consider the various options available to it if its common stock does not trade at a level that is likely to regain compliance.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  April 6, 2016

Delta Technology Holdings Limited

By:	/s/ Xin Chao

Name: Xin Chao

Title: Chief Executive Officer